Management’s Discussion and Analysis
For the year ended December 31, 2009

This management’s discussion and analysis has been prepared as of February 24, 2010 and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2009. Those financial statements are prepared in accordance with Canadian generally accepted accounting principles. The Company’s reporting currency is United States dollars. Reference herein of $ is to United States dollars. Reference of C$ is to Canadian dollars, reference to SEK is to Swedish krona and € refers to the Euro.

About Lundin Mining
Lundin Mining Corporation (“Lundin”, “Lundin Mining” or the “Company”) is a diversified Canadian base metals mining company with operations in Portugal, Sweden, Spain and Ireland, producing copper, zinc, lead and nickel. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt mine in the Democratic Republic of Congo.

Cautionary Statement on Forward-Looking Information
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead, nickel and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Highlights

Operational and Financial Highlights

  Production of all metals exceeded market guidance for the full year. Total production was as follows:

Production Summary

	Years ended December 31
	2009 Actual	Guidance 09	2008[1]	2007[1]	2006
Copper (tonnes)	93,451	91,000	97,944	97,120	24,091
Zinc (tonnes)	101,401	100,000	151,157	151,830	167,422
Lead (tonnes)	43,852	40,000	44,799	44,560	45,106
Nickel (tonnes)	8,029	7,200	8,136	3,270	-

Copper (tonnes) Tenke attributable (24.75%)	17,325	-	-	-	-

  Operating earnings increased by $50.0 million from $323.2 million in 2008 to $373.2 million in 2009. Cost improvements ($47.3 million) and favourable exchange rates ($27.2 million) offset the effect of lower sales volumes ($34.9 million). Lower metal prices ($56.2 million) were offset by the difference in price-adjustments between the years. Average metal prices in 2009 were significantly below those in 2008.

  Sales for the year were $746.0 million compared to sales of $835.3 million last year. Lower volume from continuing operations ($29.3 million) and the closures of Galmoy and Storliden ($58.6 million) account for the difference. Metal price changes and price adjustments, offset each other.

  Cash inflow from operations for the year was $137.4 million, compared to $215.0 million for 2008. The reduction relates mainly to: smelter payments made in the first quarter related to sales in the prior year of approximately $70 million; cash loss on derivatives of $20.4 million; and payments related to asset retirement obligations which were charged against provisions of $20.6 million. These offset the higher operating earnings.

  Adjusting for impairment charges, net income from continuing operations was $105.2 million ($0.19 per share) compared to $49.0 million ($0.12 per share) in 2008. The current year includes an impairment charge of $37.1 million (net of tax).

  The Galmoy mine achieved a well-controlled closure of mining and milling operations, while generating positive operating earnings and cash flow. Opportunities for the sale of remaining high- grade ore continue to be pursued by the Company.

  Investment in in-mine and near-mine exploration has seen the growth of mineral reserves to replace record ore tonnages mined during the year at both Neves-Corvo and Zinkgruvan.

  In addition, at Neves-Corvo there has been an increase of 11 million tonnes (+44%) in measured and indicated copper resources (approximately 160,000 tonnes of contained copper) and 20 million tonnes have been added in inferred copper resources (See news release dated February 22, 2010).

_________________________________________
1 Excluding Aljustrel production: 2008 – 16,687 tonnes zinc and 204 tonnes copper; 2007 – 190 tonnes zinc.
2 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 37 of this MD&A for discussion of Non-GAAP measures.

Corporate Highlights

  Construction activities on Phase I of the $2.0 billion Tenke Fungurume Project (“Tenke”) were completed. Phase 1 name-plate capacity is 115,000 tonnes per annum of copper cathode and 8,000 tonnes per annum of cobalt. By year end, Tenke produced approximately 70,000 tonnes of copper, of which approximately 59,000 tonnes were sold at an average realized price of $2.85 per pound.

  Cash payments of $56.7 million (2008: $264.1 million) were made during the year to fund the Company’s share of Tenke expenditures. The Company’s proportionate share of costs for Phase I development for the year of $166.9 million was funded by Freeport-McMoRan Copper & Gold Inc. (“FCX”) under the Excess Over-run Costs facility (“EOC facility”). The principal balance of the EOC facility at December 31, 2009 was $223.5 million.

  In February 2009, the Company terminated the plan of arrangement with HudBay Minerals Inc. (“HudBay”) that had been entered into in November 2008.

  The Company completed the sale of the Aljustrel mine on February 5, 2009. While a small gain was reported on disposal, the actual cash effect was an outflow of $21.0 million, most of which represented an amount to cover environmental rehabilitation and other liabilities.

  On April 27, 2009, the Company closed a bought-deal public offering for total gross proceeds of C$188.6 million ($155.8 million). The Company issued 92 million common shares at a price of C$2.05 per share.

  During April 2009, the Company entered into multiple option collar arrangements to protect against near-term decreases in the price of copper. The contracts established a weighted average floor price of $1.87 per pound and a weighted average maximum price cap of $2.39 per pound. The contracts were for approximately 40,000 tonnes of copper, due over a 12 month period at a rate of approximately 3,000 tonnes per month.

  In July 2009, the Company extended the copper price protection for a further three months by entering into additional collars for the months of May, June and July 2010. The contracts, for 3,000 tonnes of copper per month, establish a weighted average floor price of $1.89 per pound and a weighted average price cap of $2.89 per pound.

  No cash premiums were paid or received to establish the contracts under the net zero cost structures. Monthly cash settlements are made where necessary for the contracts.

  As at December 31, 2009, contracts representing 22,577 tonnes remained outstanding at a weighted average floor price of $1.88 and a cap of $2.61.

  On July 6, 2009, the Company completed the restructuring of its credit facility. The revised terms incorporated in the Third Amending Agreement provided for a three year, fully-revolving credit facility of US$225 million, at an interest rate of LIBOR plus 4.5% until March 2010 and from April 2010 at LIBOR plus 3.5% to 4.5% depending upon the leverage ratio of the Company, and with financial covenants customarily required for a revolving–term facility, including minimum tangible net worth, interest coverage ratio and leverage ratio.

  On September 18, 2009, the Company completed the sale of its 49% interest in the Ozernoe zinc project in Russia for gross proceeds of $35.0 million. Proceeds of $3.5 million were received upon closing, with the balance of $31.5 million payable over 10 months. This sale terminates all of the Company’s rights and obligations related to the project. After accounting for costs of disposal, the Company recorded a loss of $18.7 million in current year income.

•	The Company made the following senior executive appointments:

	-	Ms Marie Inkster was appointed Chief Financial Officer on April 30, 2009.

	-	Mr. Paul Conibear was appointed Senior Vice President, Corporate Development on October 29, 2009.

	-	Mr. James Ingram was appointed Corporate Secretary on February 24, 2010.

•	On February 22, 2010, the Company reported its Mineral Reserve and Resource estimates as at December 31, 2009. The full release can be found on the Company’s website at www.lundinmining.com.

Financial Position and Financing

  Net debt1 at December 31, 2009 was $49.3 million compared to a net debt position of $145.5 million at the end of 2008. Cash flow from operations covered all sustaining capital expenditures and all new investment related to the European operations.

  The decrease in net debt during the year was attributable to the bought-deal public offering for total gross proceeds of $155.8 million, offset by Tenke funding obligations of $56.7 million.

  Cash on hand at December 31, 2009 was $141.6 million.

  Net debt to equity at December 31, 2009 is 1.7%.

  As at February 22, 2010, cash on hand is approximately $141.7 million and net debt is $9.2 million.

Fourth Quarter Results

  All operations performed ahead of, or in-line with, production guidance for 2009.

  Sales revenue for the quarter was significantly higher than the prior year corresponding quarter owing to improved metal prices.

  Operating earnings2 of $152.2 million for the quarter represents an increase of $218.0 million from a loss of $65.8 million in the fourth quarter 2008. Virtually all of the improvement in operating earnings was related to improved metal prices and the difference in price adjustments between quarters.

  Net income for the quarter included losses on derivative contracts of $27.4 million ($0.05 per share), of which $13.4 million was unrealized. Also included was $37.1 million ($0.06 per share) related to impairment on the Salave gold project in northern Spain (See news release dated February 11, 2010).

  Cash flow from operations for the quarter was $97.0 million, compared to $46.5 million for the corresponding quarter in 2008.

_________________________________________
1 Net debt is a Non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt-related obligations.
2 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation.

Fourth Quarter Sales

2009	Quarter ended December 31, 2009
($ thousands)	Copper	Zinc*	Nickel	Lead*	Total
Sales invoiced at shipment date	163,162	39,138	35,352	23,480	261,132
Adjustments for provisionally priced sales
settled during the quarter	21,625	1,752	2,299	1,493	27,169
Period end price adjustments for unfixed sales	1,833	985	3,074	(1,202)	4,690
Sales before TC/RC	186,620	41,875	40,725	23,771	292,991
Other metal sales					6,045
Less: TC/RC					(42,333)
Total Net Sales					256,703

Payable Metal (tonnes)	24,779	17,187	2,155	10,357

Realized prices, $ per pound	$3.42	$1.11	$8.57	$1.04
Realized prices, $ per tonne	$7,531	$2,436	$18,898	$2,295

* excludes Galmoy ore sales

2008	Quarter ended December 31, 2008
($ thousands)	Copper	Zinc	Nickel	Lead	Total
Sales invoiced at shipment date	83,768	37,344	21,199	14,092	156,403
Adjustments for provisionally priced sales
settled during the quarter	(43,551)	(16,118)	(8,794)	(3,533)	(71,996)
Period end price adjustments for unfixed sales	(19,445)	1,066	(60)	(1,320)	(19,759)
Sales before TC/RC	20,772	22,292	12,345	9,239	64,648
Other metal sales					8,187
Less: TC/RC					(29,299)
Total Net Sales					43,536

Payable Metal (tonnes)	24,594	27,236	1,935	10,831

Realized prices, $ per pound	$0.38	$0.37	$2.89	$0.39
Realized prices, $ per tonne	$845	$818	$6,380	$853

First Quarter 2010 Guidance

Specific issues that may affect earnings in the first quarter of 2010 when considered on a quarter-to-quarter basis are as follows:

  Production for the quarter is expected to be below trend owing to a number of factors including: abnormal weather conditions in Europe hampering ore processing; flooding of the Aguablanca pit, early January and again mid-February, restricting access to higher-grade ore zones; Zinkgruvan has been restricted by a blocked orepass.

  Annual guidance is reaffirmed; however, no allowance has been made for the industrial action at Neves-Corvo.

  Average prices in the quarter to date are lower than those used to provisionally value outstanding receivables at December 31, 2009. Depending on price changes and the timing of settlements, the first quarter may see the effect of negative price adjustments.

  Timing of sales during the fourth quarter of 2009 resulted in unusually low concentrate inventory levels at December 31, 2009. It is expected that sales in the first quarter of 2010 will reflect the return to normal inventory levels.

Outlook

  Production targets for 2010 are as follows:
(contained tonnes)		2010 Targets
		Tonnes	C1 Cost[1]
Neves-Corvo[2]	Cu Zn	82,000 3,000	1.20
Zinkgruvan	Zn Pb Cu	75,000 36,000 1,000	0.30
Aguablanca	Ni Cu	7,500 7,000	5.80
Galmoy (in ore)	Zn Pb	14,000 4,000	0 .30
Total: Wholly-owned operations[2]	Cu Zn Pb Ni	90,000 92,000 40,000 7,500
Tenke: 24.75% attributable share[3]	Cu	28,500

1	Cash costs remain dependent upon exchange rates (2010 €/USD: 1.42). Cash cost of nickel is highly leveraged to metal price owing to the price participation formula in smelter terms.
2

No allowance has been made for the limited industrial action currently underway. Production that may be lost is currently being assessed and will depend upon a number of factors, including the duration of the action.

3

At design capacity production of copper and cobalt and assuming average cobalt prices of $10 per pound, average unit net cash costs are targeted to be $0.50 per pound of copper. Each $2 per pound change in average prices of cobalt would impact net cash costs by approximately $0.12 lb/copper.

•	Zinc production at Neves-Corvo is expected to resume in 2011 at the rate of 50,000 tpa. An earlier start, at a nominal rate of 25,000 tpa, is under evaluation.

•

Studies continue separately on the feasibility of developing the Lombador zinc/copper deposit adjacent to the Neves-Corvo mine. Progress to date is positive and a feasibility study is targeted for completion in early 2011. A preliminary target of 2013 has been set for commencement of full-scale operations from Lombador.

•	Capital expenditure for 2010 is expected to be between $190 and $250 million. This includes:

	-	Sustaining capital in European operations of $90 million (2009 - $80 million)

	-	New investment in European operations of $60 million (2009 - $35 million)

-

Investment in Tenke of $100 million (2009 - $56.7 million). The Company estimates this could vary between $40 million and $100 million depending on development plans. Final decisions on capital investment levels are made by the operator.

•

Expenditure on exploration and resource acquisition is expected to be similar to 2009 levels at $20 million, of which approximately $10 million will be spent on exploration drilling to delineate further copper resources at Neves-Corvo.

The market outlook remains volatile and in our view 2010 remains a year of slow recovery prior to a resumption of growth in 2011.

Selected Quarterly and Annual Financial Information

	Years ended December 31
(USD millions, except per share amounts)	2009	2009	2008	2008	2007	2007
	Excluding		Excluding		Excluding
	Impairment		Impairment		Impairment
Sales	746.0	746.0	835.3	835.3	1,059.7	1,059.7
Operating earnings[1]	373.2	373.2	323.2	323.2	628.5	628.5
Depletion, depreciation & amortization	(170.0)	(170.0)	(202.3)	(202.3)	(175.7)	(175.7)
General exploration and project investigation	(22.6)	(22.6)	(38.9)	(38.9)	(35.4)	(35.4)
Other income and expenses	5.1	5.1	(24.6)	(24.6)	(7.2)	(7.2)
Loss on derivative contracts	(61.5)	(61.5)	(0.1)	(0.1)	(18.0)	(18.0)
Income (loss) from equity investment in Tenke	0.3	0.3	(2.2)	(2.2)	(0.3)	(0.3)
(Loss) gain on sale of investments	(6.7)	(6.7)	(1.3)	(1.3)	74.3	74.3
Impairment charges	-	(53.0)	-	(904.3)	-	(350.0)
Income (loss) from continuing operations before income taxes	117.8	64.8	53.8	(850.5)	466.2	116.2
Income tax (expense) recovery	(12.6)	3.3	(4.8)	130.5	(115.9)	(115.9)
Income (loss) from continuing operations	105.2	68.1	49.0	(720.0)	350.3	0.3
Gain (loss) from discontinued operations	5.6	5.6	(0.7)	(237.1)	(12.6)	(154.5)
Net income (loss)	110.8	73.7	48.3	(957.1)	337.7	(154.2)
Shareholders’ Equity		2,915.2		2,603.7		3,541.8
Cash flow from operations		137.4		215.0		373.4
Capital expenditures (incl. Tenke)		185.0		538.5		250.3
Total assets		3,740.1		3,704.5		4,710.8
Net debt[2] (surplus)		49.3		145.5		(35.8)
Key Financial Data:
Shareholders’ equity per share[3]		5.03		5.34		9.02
Basic and diluted income (loss) per share	0.20	0.13	0.12	(2.41)	1.00	(0.46)
Basic and diluted (loss) income per share from continuing operations	0.19	0.12	0.12	(1.82)	1.03	-
Dividends		-		-		-
Equity ratio[4]		78%		70%		75%
Shares outstanding:
Basic weighted average		550,000,833		396,416,414		338,643,242
Diluted weighted average		550,045,231		396,416,414		338,643,242
End of period		579,592,464		487,433,771		392,489,131

($ millions, except per share data)	Q4-09	Q3-09	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08
Sales	256.7	171.1	194.8	123.4	43.5	191.9	294.1	305.7
Operating earnings	152.2	91.8	91.0	38.2	(65.8)	68.9	137.2	182.9
Impairment charges (after tax)[5]	(37.1)	-	-	-	(651.5)	(201.1)	(152.8)	-
Income (loss) from continuing operations	35.1	3.7	43.5	(14.1)	(707.7)	(190.2)	96.9	81.3
Net income (loss)	35.1	3.7	43.5	(8.6)	(728.5)	(199.0)	(108.4)	78.8
Income (loss) per share from continuing operations, basic and diluted	0.06	0.01	0.08	(0.03)	(1.72)	(0.49)	0.25	0.21
Income (loss) per share, basic[6] and diluted[6]	0.06	0.01	0.08	(0.02)	(1.77)	(0.51)	(0.28)	0.20
Cash flow from operations	97.0	40.0	63.7	(63.3)	46.5	46.8	118.3	3.5
Capital expenditure (incl. Tenke)	39.0	54.7	57.8	33.6	105.7	146.8	164.7	121.3
Net debt[2]	49.3	132.2	110.7	259.5	145.5	194.8	95.7	104.2

_________________________________________
1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of asset retirement obligation (“ARO”) and other provisions, selling, general and administration costs and stock-based compensation.
2 Net debt is a Non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt-related obligations.
3 Shareholders’ equity per share is a Non-GAAP measure defined as shareholders’ equity divided by total number of shares outstanding at end of period.
4 Equity ratio is a Non-GAAP measure defined as shareholders’ equity divided by total assets at the end of period.
5 Includes impairment from discontinued operations.
6 Income (loss) per share is determined for each quarter. As a result of using different weighted average number of shares outstanding, the sum of the quarterly amounts may differ from the year-to-date amount.
See page 37 of this MD&A for a discussion of Non-GAAP measures.

Sales Overview

Sales Volumes by Payable Metal

	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2009	2009	2008	2008	2008	2008	2008
Copper (tonnes)
Neves-Corvo	82,747	23,126	17,236	22,277	20,108	86,748	23,104	23,087	23,051	17,506
Aguablanca	6,295	1,653	1,281	1,798	1,563	5,905	1,490	1,477	1,669	1,269
Storliden	-	-	-	-	-	1,783	-	255	872	656
	89,042	24,779	18,517	24,075	21,671	94,436	24,594	24,819	25,592	19,431
Zinc (tonnes)
Neves-Corvo	-	-	-	-	-	19,166	2,977	6,434	5,750	4,005
Zinkgruvan	63,146	17,187	11,167	18,324	16,468	55,985	11,399	14,279	13,475	16,832
Galmoy*	26,035	(88)	1,569	13,283	11,271	46,468	12,860	10,894	11,303	11,411
Storliden	-	-	-	-	-	5,956	-	846	3,090	2,020
	89,181	17,099	12,736	31,607	27,739	127,575	27,236	32,453	33,618	34,268
Lead (tonnes)
Zinkgruvan	33,729	10,357	7,571	9,275	6,526	31,626	7,549	8,025	9,406	6,646
Galmoy*	7,541	(9)	805	4,967	1,778	11,793	3,282	2,488	3,026	2,997
	41,270	10,348	8,376	14,242	8,304	43,419	10,831	10,513	12,432	9,643
Nickel (tonnes)
Aguablanca	7,582	2,155	1,616	1,766	2,045	7,210	1,935	1,822	1,850	1,603

* includes payable metal in sales of ore (50% attributable to Galmoy – see MD&A page 19)

With the exception of nickel, sales volumes are lower in 2009 than 2008. Volumes in the final quarter returned to expected levels and processed inventories at the end of the year were very low.

The decrease in sales revenue from 2008 is the result of lower volume from continuing operations ($29.3 million) and the closures of Galmoy and Storliden ($58.6 million). Metal price changes and price adjustments offset each other.

Sales Revenue by Mine
	Years ended December 31
(US$ millions)	2009	2008	Change
Neves-Corvo	448.7	497.9	(49.2)
Zinkgruvan	137.3	123.5	13.8
Aguablanca	125.2	120.3	4.9
Galmoy	34.8	69.8	(35.0)
Other	-	23.8	(23.8)
	746.0	835.3	(89.3)

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used based on the month the sale is expected to settle and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting gross sales in the period in which the sale (finalization adjustment) is settled.

The finalization adjustment recorded for these sales depends on the actual price when the sale settles. Settlement dates typically are one to four months after shipment.

The average realized prices for 2009 and 2008 remained relatively consistent despite a significant reduction in the LME average prices in 2009 (see MD&A Page 23). The reason for this is the effect of price adjustments, referred to above, shifting significant revenue from one year to the next. Average realized prices for 2009 and 2008 are as follows:

Reconciliation of realized prices

2009	Year ended December 31, 2009
($ millions)	Copper	Zinc*	Nickel	Lead*	Total
Sales before TC/RC	$525.6	$146.8	$126.8	$73.5	$872.7
Other metal sales					24.1
Less: TC/RC					(150.8)
Total Net Sales					$746.0

Payable Metal (tonnes)	89,042	87,806	7,582	40,381
Realized prices, $ per pound	$2.68	$0.76	$7.59	$0.83
Realized prices, $ per tonne	$5,903	$1,672	$16,724	$1,820

* excludes Galmoy ore sales

2008	Year ended December 31, 2008
($ millions)	Copper	Zinc	Nickel	Lead	Total
Sales before TC/RC	$559.3	$220.7	$130.9	$86.6	$997.5
Other metal sales					25.3
Less: TC/RC					(187.5)
Total Net Sales					$835.3

Payable Metal (tonnes)	94,436	127,575	7,210	43,419
Realized prices, $ per pound	$2.69	$0.78	$8.23	$0.90
Realized prices, $ per tonne	$5,923	$1,730	$18,155	$1,994

Sales Value by Metal

Copper revenues of $482.2 million (2008 - $520.6 million) comprise the largest component of net metal sales. Zinc sales were $99.5 million (2008 - $142.6 million) and nickel sales were the third highest contributor to revenues at $79.5 million (2008 - $78.6 million). Lead sales were $60.7 million (2008 - $68.2 million) while other metals accounted for $24.1 million (2008 - $25.3 million).

Operating Results

Operating Costs
Costs of mining operations were $340.3 million compared with $436.6 million for the same period in 2008. The decrease resulted from cost reduction at continuing operations of $16.3 million, and a further savings of approximately $27.0 million due to the stronger US dollar. In addition, closure of Galmoy at the end of the second quarter of 2009 ($40.1 million) and the closure of the Storliden mine at the end of 2008 ($15.4 million) also contributed to the lower overall operating costs in 2009.

Accretion of Asset Retirement Obligations and Other
Accretion of asset retirement obligations and other provisions reduced to $6.9 million for 2009, compared to $25.9 million in the prior year. The previous year included charges for provisions established in connection with the decision to close the Galmoy mine. This included $14.9 million of anticipated severance costs, $14.6 million of which have subsequently been paid.

Depreciation, Depletion and Amortization
Depreciation, depletion and amortization decreased by $32.3 million to $170.0 million in 2009, compared with $202.3 million in 2008. This decrease is primarily attributable to the $419.0 million reduction in 2008 to the carrying values of long-lived assets and property, plant and equipment at Aguablanca and Galmoy as a result of impairment assessments. This was offset by increase in deprecation for Neves-Corvo reflecting revised estimates as a result of the suspension of zinc production.

	Years ended December 31
Depreciation by operation ($ millions)	2009	2008	Change
Neves-Corvo	126.5	94.7	31.8
Zinkgruvan	15.7	20.0	(4.3)
Aguablanca	27.0	63.4	(36.4)
Galmoy	0.1	23.1	(23.0)
Other	0.7	1.1	(0.4)
	170.0	202.3	(32.3)

General Exploration and Project Investigation
General exploration and project investigation costs decreased to $22.6 million in 2009 from $38.9 million during 2008 as a result of a reduction in activity. The majority of exploration expenditure now relates to near-mine exploration at Neves-Corvo and is focused on expanding Neves-Corvo’s copper resources.

Other Costs
Other costs are as follows:

	Years ended December 31
($ millions)	2009	2008	Change
Selling, general and administrative	20.0	39.6	(19.6)
Stock-based compensation	5.6	9.9	(4.3)
Other income	(5.9)	(4.8)	(1.1)
Interest and bank charges	15.0	14.7	0.3
Foreign exchange (gain) loss	(14.4)	14.7	(29.1)
Loss on derivative contracts	61.5	0.1	61.4
Loss on sale of investments	18.7	-	18.7
Goodwill and long-lived asset impairment	53.0	760.2	(707.2)
Impairment of AFS securities	-	144.1	(144.1)
(Gain) loss on sale of AFS securities	(12.0)	1.3	(13.3)
	141.5	979.8	(838.3)

Selling, General and Administration (“SG&A”)
2008 includes costs associated with changes in the leadership team and the restructuring of the corporate offices. The lower cost in 2009 also reflects the effect of cost reduction initiatives.

Stock-Based Compensation
The reduction in stock-based compensation expense reflects a decrease in the numbers of options granted in 2009 and lower fair values. Only 1.5 million options were granted in 2009, compared to 6.2 million options which were granted in 2008. In addition, there were cancellations of approximately 960,000 unvested options in 2009 which resulted in a recovery of amounts previously expensed of $2.1 million.

Foreign Exchange (Gain) Loss
The foreign exchange gain relates to US$ denominated debt held in the Canadian and Swedish group entities. These gains were partly offset by losses on revaluation of cash held in US$ by the European operations. Average exchange rate in 2009 was $1.39:€1.00 (2008 – $1.47:€1.00) and $1.00:SEK7.65 (2008 – $1.00:SEK6.60) .

Loss on Derivative Contracts
The 2009 loss on derivatives relates to the Company’s copper contracts. Of the $61.5 million loss recorded in 2009, $20.4 million was cash-settled and recorded as a realized loss during the year.

Loss on Sale of Investments
During the third quarter of 2009, the Company completed the sale of its 49% interest in the Ozernoe zinc project in Russia for gross proceeds of $35.0 million, resulting in a loss on sale of the investment of $18.7 million.

Goodwill and Long-Lived Asset Impairment
The Company regularly reviews its long-lived assets and goodwill for impairment when there is reason to believe that the assets may be impaired.

On February 11, 2010, the Company announced that it has entered into an agreement for the sale of the Salave gold project in northern Spain. The Company has assessed the carrying value in relation to an estimate of the fair value of the proceeds to be received at the date of closing and has recorded a write-down of $53.0 million ($37.1 after tax) to the carrying value to reflect the estimated impairment as at December 31, 2009.

In 2008, the Company recorded goodwill impairments of $237.4 million and long-lived asset impairments of $522.8 million for continuing operations. This assessment was as a result of declining economic conditions, including low base metal prices.

Impairment of AFS Securities
In 2008, it was determined that the impairment in the investment portfolio was likely to be other than temporary impairment (“OTTI”). As a result, a loss in the amount of $144.1 million ($143.2 million after tax) was recorded related to mark-to-market adjustments recorded in previous years. In 2009, no indications of OTTI were evident.

Current and Future Income Taxes

Current Tax Expense (Recovery)	Years ended December 31
($ millions)	2009	2008	Change
Neves-Corvo	45.4	44.2	1.2
Zinkgruvan	2.2	5.5	(3.3)
Aguablanca	-	(0.7)	0.7
Galmoy	0.3	1.3	(1.0)
Other	3.2	(20.6)	23.8
Current tax expense	51.1	29.7	21.4

The increase in current income tax expense is a reflection of higher taxable earnings.

The corporate tax rates in the countries where the Company has mining operations range from 25% in Ireland to 30% in Spain. To December 31, 2009, the Company has paid a total of $37.8 million in income taxes, including $3.2 million paid in Sweden, $35.2 million paid in Portugal and $3.8 million paid in Cyprus, offset by a refund of $4.0 million received in Canada and $0.4 million received in Ireland.

Future Tax Expense (Recovery)	Years ended December 31
($ millions)	2009	2008	Change
Neves-Corvo	(27.7)	(3.7)	(24.0)
Zinkgruvan	(0.1)	(3.2)	3.1
Aguablanca	(10.8)	(102.9)	92.1
Galmoy	-	5.5	(5.5)
Other	(15.8)	(55.8)	40.0
Future tax recovery	(54.4)	(160.1)	105.7

Future income tax recovery for 2009 was $105.7 million lower than 2008. Future tax recoveries in 2008 of $160.1 million included $135.2 million of recoveries related to asset impairments recognized.

Mining Operations

Production Overview

	YTD	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2009	2009	2008	2008	2008	2008	2008
Copper (tonnes)
Neves-Corvo	86,462	22,150	19,756	22,189	22,367	89,026	23,297	22,291	20,726	22,712
Aguablanca	6,989	1,718	1,595	1,803	1,873	7,071	1,796	1,878	1,849	1,548
Storliden	-	-	-	-	-	1,847	-	264	903	680
	93,451	23,868	21,351	23,992	24,240	97,944	25,093	24,433	23,478	24,940
Zinc (tonnes)
Neves-Corvo	501	293	208	-	-	22,567	2,598	6,758	7,419	5,792
Zinkgruvan	70,968	19,598	13,439	17,896	20,035	65,631	15,036	15,844	16,552	18,199
Galmoy*	29,932	120	1,504	14,066	14,242	55,952	14,772	13,470	14,016	13,694
Storliden	-	-	-	-	-	7,007	-	995	3,635	2,377
	101,401	20,011	15,151	31,962	34,277	151,157	32,406	37,067	41,622	40,062
Lead (tonnes)
Zinkgruvan	36,183	10,289	7,261	8,972	9,661	33,075	7,291	7,043	9,959	8,782
Galmoy*	7,669	104	850	3,506	3,209	11,724	2,626	2,865	2,438	3,795
	43,852	10,393	8,111	12,478	12,870	44,799	9,917	9,908	12,397	12,577
Nickel (tonnes)
Aguablanca	8,029	2,324	1,784	1,960	1,961	8,136	2,179	2,155	1,954	1,848

* includes payable metal in sales of ore (50% attributable to Galmoy – see MD&A page19)

Overall production targets were achieved for all metals produced. All mine operations generally performed in accordance with, or better than internal expectations.

Cash Cost Overview

	Cash cost / lb		Cash cost / lb
	(US cents)		(local currency)
	2009	2008	2009	2008
Neves-Corvo (Local in € cents)
Gross cost	116	122	83	83
By-product **	(2)	(15)	(2)	(10)
Net Cost – Cu/lb	114	107	81	73
Zinkgruvan (Local in SEK)
Gross cost	69	78	522	508
By-product **	(43)	(48)	(325)	(306)
Net Cost - Zn/lb	26	30	197	202
Aguablanca (Local in € cents)
Gross cost	713	809	510	548
By-product **	(273)	(259)	(195)	(172)
Net Cost - Ni/lb	440	550	315	376

**By-product is after related TC/RC

Commentary on cash cost performance is included under individual mine operational discussion.

Neves-Corvo Mine
Neves-Corvo is an underground mine, 100 km north of Faro, Portugal, in the western part of the Iberian Pyrite Belt. The mine has been a significant producer of copper since 1989 and in 2006 commenced treating zinc ores. The processing of zinc-rich ores was suspended in November 2008 pending an improvement in zinc prices and the zinc facility was converted to treat copper ore. Zinc production is expected to recommence in 2011.

Operating Statistics

	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2009	2009	2008	2008	2008	2008	2008

Ore mined, copper (tonnes)	2,509,460	633,337	619,567	620,155	636,401	2,395,516	674,207	573,766	577,980	569,563
Ore mined, zinc (tonnes)	-	-	-	-	-	407,046	34,509	106,488	138,728	127,321
Ore milled, copper (tonnes)	2,569,603	632,696	642,605	622,822	671,480	2,409,966	675,599	550,182	588,875	595,310
Ore milled , zinc (tonnes)	-	-	-	-	-	398,985	42,864	114,556	126,669	114,896
Grade per tonne
Copper (%)	3.9	4.0	3.6	4.3	3.9	4.3	4.0	4.7	4.1	4.4
Zinc (%)	-	-	-	-	-	7.3	7.7	7.6	7.5	6.6
Recovery
Copper (%)	86	88	84	84	86	86	87	85	85	87
Zinc (%)	-	-	-	-	-	78	78	78	79	77
Concentrate grade
Copper (%)	24.8	24.9	24.5	25.0	24.8	24.3	24.4	24.5	24.4	23.8
Zinc (%)	-	-	-	-	-	49.2	48.9	49.0	49.7	48.8
Production- tonnes (metal contained)
Copper	86,462	22,150	19,756	22,189	22,367	89,026	23,297	22,291	20,726	22,712
Zinc	501	293	208	-	-	22,567	2,598	6,758	7,419	5,792
Silver (oz)	722,501	193,345	164,554	168,072	196,530	926,740	232,252	233,077	218,674	242,737
Sales ($000s)	448,742	163,755	107,757	103,818	73,412	497,936	15,501	119,698	193,575	169,162
Operating earnings ($000s)[1]	263,361	106,619	66,874	54,645	35,223	291,831	(20,226)	62,639	125,880	123,538
Cash cost (€ per pound)[2]	0.81	0.83	0.81	0.80	0.78	0.73	0.79	0.72	0.74	0.67
Cash cost ($ per pound) [2]	1.14	1.22	1.21	1.10	1.01	1.07	1.05	1.06	1.15	1.02

Operating Earnings1
Operating earnings of $263.4 million were $28.5 million lower than 2008. Lower sales volume ($38.0 million effect) was partially offset by favourable exchange rates ($9.9 million effect). The lower sales volume reflects lower copper production and the suspension of zinc mining. Average copper prices were significantly below 2008 ($82 million negative effect); however, this was almost entirely offset by more favourable price adjustments in 2009 compared to 2008.

Production
Record production was achieved in copper ore mined and processed. The increased volume (approximately 6,000 contained metal tonnes additional) largely offset the lower copper head-grade (approximately 8,000 contained metal tonnes lower). In this higher price environment, Neves-Corvo continues to mine lower-grade, out of reserve ores, and this is largely accounting for the observed decrease in average head-grades.

Zinc production was suspended all year and timing of recommencement is dependent on the zinc price.

In June 2009, the RC circuit, designed to recover a proportion of copper and zinc lost to tailings, was commissioned. In the last quarter this plant recovered nearly 1,000 tonnes of copper and 300 tonnes of zinc, twice the amount that was expected, reducing expected payback on this plant to around 12 months.

_________________________________________
1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 37 of this MD&A for discussion of Non-GAAP measures.
2 Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits. See Non-GAAP Performance Measures on page 37 of this MD&A.

Cash Costs
The increase in cash costs per pound of $0.07 relates entirely to a lower by-product credit. In local currency, the cost per pound of copper is unchanged from 2008 when viewed prior to by-product credits.

Cash costs at $1.14 for the year are $0.04 above prior guidance owing to the reallocation of certain onetime charges and other costs as costs of production rather than SG&A and other expenses.

Neves-Corvo Zinc Expansion Project
The zinc expansion project at Neves-Corvo, designed to produce a minimum of 50,000 tonnes per annum of zinc from existing orebodies, was re-started in the third quarter of 2009 and is advancing on schedule and on budget. Production is expected to build up from early 2011 reaching full production rates during the third quarter 2011. The estimated cost of the project is €43 million.

Zinkgruvan Mine
The Zinkgruvan mine is located approximately 250 km south-west of Stockholm, Sweden. Zinkgruvan has been producing zinc, lead and silver on a continuous basis since 1857. The operation consists of an underground mine and processing facility with associated infrastructure and a present nominal production capacity of 1 million tonnes of ore throughput.

Operating Statistics

	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2009	2009	2008	2008	2008	2008	2008

Ore mined (tonnes)	990,655	269,976	205,955	252,971	261,753	900,387	250,638	193,953	212,156	243,640
Ore milled (tonnes)	1,028,234	268,839	225,097	276,747	257,551	895,024	226,167	204,096	237,114	227,647
Grade per tonne
Zinc (%)	7.5	8.0	6.5	7.0	8.3	7.9	7.2	8.3	7.5	8.5
Lead (%)	4.1	4.5	3.8	3.8	4.4	4.3	3.8	4.0	4.8	4.5
Recovery
Zinc (%)	92	91	91	92	93	93	93	94	93	94
Lead (%)	85	84	85	85	86	86	84	87	88	86
Concentrate grade
Zinc (%)	52.6	52.4	52.7	53.0	52.4	53.2	53.5	53.4	53.0	53.0
Lead (%)	74.4	74.5	72.8	74.9	75.3	76.7	77.2	76.3	76.2	77.2
Production – tonnes (metal contained)
Zinc	70,968	19,598	13,439	17,896	20,035	65,631	15,036	15,844	16,552	18,199
Lead	36,183	10,289	7,261	8,972	9,661	33,075	7,291	7,043	9,959	8,782
Silver (oz)	1,861,029	505,026	414,555	480,077	461,371	1,694,566	373,769	370,932	534,193	415,672
Sales ($000s)	137,281	52,167	29,800	34,925	20,389	123,508	11,064	29,745	34,066	48,633
Operating earnings ($000s)[1]	74,775	32,502	16,123	17,841	8,309	57,238	(2,136)	11,437	14,806	33,131
Cash cost (SEK per pound)[2]	1.97	1.69	1.36	2.05	2.58	2.02	3.06	2.27	2.03	1.09
Cash cost ($ per pound)[2]	0.26	0.23	0.20	0.26	0.31	0.30	0.40	0.35	0.33	0.18

Operating Earnings1
Operating earnings of $74.8 million were $17.5 million above 2008. The increase is attributable to higher sales volume ($6.0 million earnings effect) and favourable exchange rates ($12.0 million earnings effect). Lower zinc and lead prices were offset by favourable price adjustments comparing 2009 to 2008.

Production
Record production levels were reached for ore mined and treated during 2009. Metal production was also at record levels continuing the substantial improvements in output at this mine.

Zinc production in the fourth quarter was lower than expected owing to continued issues with dilution related to localized-faulting in the hanging walls of 2 stopes in the Burkland area. Higher lead production resulted from processing of an intermediate lead product. Remedial plans are underway to address dilution associated with the local faulting.

Cash Costs
Cash costs per pound of zinc have decreased $0.04 when measured in US dollars as a result of a favourable exchange rate.

Copper Project
The estimated cost of the copper project is $40 million, and is on track for first production in the second quarter of 2010. Design production of 7,000 tpa of copper is expected to be reached in 2013.

_________________________________________
1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 37 of this MD&A for discussion of Non-GAAP measures.
2 Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits. See Non-GAAP Performance Measures on page 37 of this MD&A.

Aguablanca Mine
The Aguablanca nickel-copper mine is located in the province of Badajoz, 80 km by road to Seville, Spain, and 140 km from a major seaport at Huelva. The operations consist of an open pit mine and an on-site processing facility (milling and flotation) with a present production capacity of 1.9 million tonnes per annum.

Operating Statistics

	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2009	2009	2008	2008	2008	2008	2008

Ore mined (tonnes)	1,441,903	373,626	361,676	389,364	317,237	1,794,089	480,663	461,477	444,720	407,229
Ore milled (tonnes)	1,912,675	463,175	478,474	486,931	484,095	1,825,212	492,681	475,893	451,265	405,373
Grade per tonne
Nickel (%)	0.5	0.6	0.5	0.5	0.5	0.6	0.6	0.6	0.5	0.6
Copper (%)	0.4	0.4	0.4	0.5	0.4	0.4	0.4	0.4	0.4	0.4
Recovery
Nickel (%)	77	78	75	77	78	80	79	81	80	81
Copper (%)	90	90	91	91	89	93	94	93	93	92
Concentrate grade
Nickel (%)	6.8	7.3	6.7	6.6	6.3	7.0	7.1	7.0	6.9	7.0
Copper (%)	5.9	5.5	6.0	6.1	6.1	6.1	5.9	6.1	6.5	5.9
Production-tonnes (metal contained)
Nickel	8,029	2,324	1,784	1,960	1,961	8,136	2,179	2,155	1,954	1,848
Copper	6,989	1,718	1,595	1,803	1,873	7,071	1,796	1,878	1,849	1,548
Sales ($000s)	125,146	41,256	30,281	34,376	19,233	120,280	8,917	24,194	35,864	51,305
Operating earnings ($000s)[1]	48,854	17,907	11,696	18,468	783	22,231	(13,927)	4,737	2,887	28,534
Cash cost (€ per pound)[2]	3.15	2.93	3.49	3.57	2.77	3.76	3.86	3.28	3.23	4.80
Cash cost ($ per pound)[2]	4.40	4.31	4.99	4.89	3.62	5.50	5.07	4.94	5.01	7.24

Operating Earnings1
Operating earnings of $48.9 million were $26.6 million above 2008. The increase is attributable to lower costs (around $20.0 million earnings effect), higher sales and favourable exchange rates.

Production
Nickel and copper production was down owing to lower recoveries and a marginal reduction in grade. Mill throughput achieved a record high while mined tonnage was deliberately lowered to reduce costs and partially oxidized surface ore stockpiles were blended with ROM production to make up the mill feed. The use of oxidized ore lowered grades and recoveries. Oxidized ore stocks were exhausted during the fourth quarter of 2009 and the mine was returned to full production. Production for the fourth quarter exceeded expectation owing to higher than predicted head-grade.

Cash Costs
Cash costs per pound of nickel improved significantly in 2009 as a direct result of the modified operating plan that was implemented. Costs at $4.40 were well below guidance of $5.00 as the ramp-up of mining production at the end of the year, following a decision to resume full-scale operations, occurred slower than expected. As a consequence, while ore mined met expectations, waste mined was approximately 2 million tonnes lower than expected thus accounting for a reduction of $0.25 per pound of nickel. This tonnage will need to be made up and could occur in 2010 or 2011. 2010 cost guidance remains at $5.80 and will be reviewed based on progress during the year.

_________________________________________
1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 37 of this MD&A for discussion of Non-GAAP measures.
2 Cash cost per pound of payable nickel sold is the sum of direct cash costs and inventory changes less by-product credits. During 2008, the numbers reported for cash cost per pound included royalties. In 2009, the Company amended the calculation to remove royalties, as defined in the Brook Hunt model, which is consistent with the method used in the Company’s other operations.

Galmoy Mine

The Galmoy underground zinc mine is located in south-central Ireland in County Kilkenny. Operational mining ceased in May 2009 and milling on-site ceased in June 2009. Mining of remnant high-grade ore has recommenced and ore is being shipped to an adjacent mine for processing. Production tonnage is based on a 50% attributable-share to Lundin Mining.

Operating Statistics

	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2009	2009	2008	2008	2008	2008	2008

Ore mined (tonnes)	172,903	-	-	68,673	104,230	494,860	115,746	131,114	119,590	128,410
Ore milled (tonnes)	190,871	-	-	85,533	105,338	496,953	122,394	112,776	131,768	130,015
Grade per tonne
Zinc (%)	17.7	-	-	19.8	16.8	13.5	14.5	14.1	12.8	12.9
Lead (%)	5.0	-	-	5.5	4.9	3.5	3.3	3.8	2.9	4.1
Recovery
Zinc (%)	82	-	-	83	81	83	83	85	83	82
Lead (%)	68	-	-	74	63	67	65	67	64	71
Concentrate grade
Zinc (%)	52.3	-	-	53.0	51.5	52.5	52.4	51.8	53.4	52.3
Lead (%)	68.0	-	-	70.3	65.7	65.2	66.3	65.8	65.7	63.7
Production- tonnes (metal contained)
Zinc	28,312	-	4*	14,066	14,242	55,952	14,772	13,470	14,016	13,694
Lead	6,715	-	-	3,506	3,209	11,724	2,626	2,865	2,438	3,795
Silver	56,044	-	-	24,596	31,448	134,120	20,546	27,124	27,344	59,106
Zinc from ore sales**	1,619	119*	1,500
Lead from ore sales**	954	104*	850
Sales ($000s)	34,820	(475)	3,242	21,707	10,346	69,831	7,938	15,549	19,539	26,805
Operating earnings ($000s)[1]	12,480	373	2,007	9,406	694	(7,218)	(20,347)	1,570	2,005	9,554
Cash cost (€ per pound)[2]	0.36	-	-	0.26	0.43	0.48	0.52	0.44	0.49	0.45
Cash cost ($ per pound)[2]	0.48	-	-	0.35	0.56	0.70	0.69	0.66	0.76	0.69

* Final production adjustment
** Estimated production on a 50% attributable-share to Lundin Mining from ore treated at an adjacent mine.

Operating Earnings1
Operating earnings of $12.5 million were $19.7 million above 2008 and reflects selective mining of high-grade areas combined with a carefully managed closure programme. Mining has recommenced to extract remnant high-grade ore for processing at an adjacent mine and thus Galmoy continues to generate earnings despite closure of all processing facilities.

Production
Mining ceased in the second quarter according to plan. Production tonnage from the third quarter onwards comprises ore sales. Contained metal in sales of ore attributable to Lundin is based on a 50% attributable-share.

Closure Costs
The mine closure at Galmoy is progressing as planned and restricted cash on hand has been assessed to be sufficient to meet these obligations. Excluding rehabilitation costs, for which reimbursement is now due from closure funds, Galmoy was cash neutral for the year after meeting all closure and severance payments.

_________________________________________
1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 37 of this MD&A for discussion of Non-GAAP measures.
2 Cash cost per pound of payable zinc sold is the sum of direct costs and inventory changes less by-product credits. See page 37 for discussion of Non-GAAP Performance Measures.

Tenke Fungurume
(Lundin 24.75%, FCX 57.75%, Gécamines 17.5%)
Tenke Fungurume (“Tenke”) is a major new copper-cobalt operation located in the southern part of Katanga Province, Democratic Republic of Congo (“DRC”). Freeport-McMoRan Copper & Gold Inc. (“FCX” or “Freeport”) is the operating partner. La Générale des Carrières et des Mines (“Gécamines”), the Congolese state mining company, holds a 17.5% free carried interest in the project. Owing to the carried interest of Gécamines, capital funding is provided by FCX and the Company as to 70% and 30%, respectively.

Production Statistics

	Total	Q4	Q3	Q2	Q1
100% Basis	2009	2009	2009	2009	2009

Ore mined (tonnes)	6,219,344	1,890,765	1,676,156	1,615,400	1,037,023
Ore milled (tonnes)	2,111,067	714,738	730,219	620,915	45,195
Grade per tonne
Copper (%)	3.7	4.2	3.7	3.4	-
Recovery
Copper (%)	92	95	89	92	-
Production - tonnes
Copper	70,001	29,201	24,317	16,483	-

The project consists of successive phases of development from the concessions’ multiple ore deposits. Construction of the Phase I oxide ore open pit mine and associated process and infrastructure facilities was substantially completed during the first half of the year. Production of copper cathode commenced in the first quarter of 2009 and first saleable cobalt hydroxide was produced in May 2009. The cobalt plant and sulphuric acid plant were commissioned in the third quarter of 2009. Phase 1 name-plate capacity is 115,000 tonnes per annum of copper cathode and 8,000 tonnes per annum of cobalt.

Reserves as at December 31, 2009 (as announced February 22, 2010) are as follows: 135 million metric tonnes grading 3.13 % total copper and 0.33 % total cobalt.

In its first nine months of ramp-up of operations, the mine produced approximately 70,000 tonnes of copper cathode. By year-end, copper recoveries were consistently at, or above, design levels. Some cobalt processing issues remain to be resolved but Tenke is making good progress with these issues and they are expected to be resolved during 2010. Average price realized for copper sales during the year was $2.85 per pound of cathode sold.

During 2009, the Company contributed $56.7 million to the project. Company funding of Tenke during 2009 included Lundin’s share of working capital, exploration and on-going studies. The Company was protected from cost overruns on the initial Phase I project capital cost, whereby FCX funded certain excess cost overruns starting late in 2008. These costs were funded by FCX through loans to the project. The loans are non-recourse to Lundin and are being repaid from operating cash flows. At December 31, 2009, the principal amount owing to FCX for contributions made on behalf of the Company through the excess overrun cost facility for the completed Phase 1 facilities was $223.5 million.

In the fourth quarter of 2009, debottlenecking and expansion feasibility studies commenced, potentially increasing production capacity by 50% or greater. The expansion feasibility study is expected to be completed by mid-2010. Capital investment obligations from the Company for the year ahead are uncertain until the results of the feasibility study are received; however the expected range of capital investment by the Company is expected to be in the order of $40 million for exploration, study work and sustaining capital if expansion does not mobilize in 2010. The Company has estimated for internal planning purposes that its capital obligations for 2010 could increase to the $100 million range if the expansion progresses according to an aggressive time frame. This figure is dependent upon the results of the feasibility study and could vary materially depending upon the results received from the study.

The Ministry of Mines, Government of the DRC initiated a review of the mining contracts in the country in 2007. FCX, as operator, has been leading discussions with the government and continues to engage in discussions with representatives of the DRC Government regarding the ongoing contract review. The Company believes that the TFM agreements with the Government of the DRC are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code. Discussions are continuing in a co-operative manner and have not affected mining operations.

The Company accounts for its investment in Tenke using the equity method. Accordingly, the Company’s proportionate share of the earnings and losses are recorded in income as “Income from Equity Investment in Tenke” with a corresponding adjustment to the balance sheet investment. The balance sheet investment is increased when the Company makes advances to Tenke and will be decreased by any cash distributions received.

Prior to the commencement of commercial production, operational revenues and expenses are capitalized. The Company considers commercial production to have been reached during the third quarter of 2009 and as such, the Company’s share of the operational results are recorded in income for the fourth quarter and the impact on the Company’s Statement of Operations in future periods is expected to be material.

Exploration Highlights

Exploration was restricted during the year to high-priority near-mine exploration and limited regional activities.

Continued investment in in-mine and near-mine exploration has seen the growth of mineral reserves to replace ore mined during the year at both Neves-Corvo and Zinkgruvan.

In addition, at Neves-Corvo there has been an increase of 11 million tonnes (+44%) in measured and indicated copper resources (approximately 160,000 tonnes of contained copper) and 20 million tonnes have been added in inferred copper resources (See news release dated February 22, 2010).

Neves-Corvo Mine Exploration (Copper, Zinc)
Surface drilling for the year totalled 42,598 metres with 46 individual targets tested. The most significant result for the year was the discovery of a new zone of copper-zinc mineralization (Lombador Mid) located 400 metres to the northwest of the Lombador East deposit. The Lombador East massive sulphide lens was extended 220 metres down-dip during 2009, opening up a large volume for additional resource extensions that will be further drill tested in 2010 as will the potential for connecting the Lombador East and Lombador Mid deposits. Infill drilling into the Lombador East footwall copper zone was also completed, allowing this new copper body to be added to the resource inventory.

Iberian Pyrite Belt Regional Exploration, Portugal (Copper, Zinc)
A JV option agreement, reached in September 2009 with Metallica Mining AS for the exploration of this large regional property portfolio, was terminated just prior to year-end.

Aguablanca Mine Exploration (Nickel, Copper)
No mine exploration was carried out at Aguablanca during 2009.

Zinkgruvan Mine Exploration (Zinc, Lead, Silver)
No surface mine exploration work was carried out in 2009. An initial zinc-lead-silver resource was defined at the deep Dalby zone located immediately to the northwest of the mine. Future resource exploration is expected to be carried out from underground.

Regional Exploration, Sweden (Zinc, Lead, Silver and Copper)
All regional exploration throughout Sweden was curtailed in 2009. In October 2009, a purchase and sale agreement for the Company’s 100%-owned Swedish exploration subsidiary company was reached with Kopparberg Mineral AB. The transaction closed in January 2010.

Ireland (Zinc, Lead, Silver)
Exploration activity in Ireland was largely restricted to the Clare JV property in south-western Ireland which is subject to a joint venture option agreement with Belmore Resources. Drilling results continue to be encouraging and drilling will continue in 2010. Lundin Mining has the right to earn an undivided 51% interest in the Clare project by spending €2.7 million by December 2011 and has the option of earning up to a 70% interest by meeting certain additional expenditure commitments by June 2017. It is expected that the initial 51% interest will be vested prior to mid-year 2010.

Metal Prices, LME Inventories and Smelter Treatment and Refining Charges

Metal prices fell sharply during the first half of 2009 as a consequence of the slow-down of global industrial production. In response, a number of mines announced temporary or permanent closures which, together with production disruptions, reduced metal production during 2009. Metal prices increased during the second half of 2009.

		Three months ended December 31			Twelve months ended December 31
(Average LME Prices)		2009	2008	Change	2009	2008	Change
Copper	US$/pound	3.01	1.79	69%	2.34	3.15	-26%
	US$/tonne	6,643	3,940	69%	5,164	6,952	-26%
Lead	US$/pound	1.04	0.57	83%	0.78	0.95	-17%
	US$/tonne	2,292	1,251	83%	1,726	2,085	-17%
Zinc	US$/pound	1.00	0.54	86%	0.75	0.85	-11%
	US$/tonne	2,211	1,189	86%	1,659	1,870	-11%
Nickel	US$/pound	7.96	4.94	61%	6.67	9.54	-30%
	US$/tonne	17,543	10,885	61%	14,700	21,027	-30%

The LME inventory for copper, zinc, lead and nickel all saw a considerable increase during 2009 and ended the year 48% (copper), 93% (zinc), 224% (lead) and 102% (nickel) higher than the closing levels of 2008.

Annual negotiations for copper treatment charges (“TC”) and refining charges (“RC”) are underway with some settlements being reported at a TC of $46.50 per dmt of concentrates with a RC of $0.0465 per payable pound of copper contained. This represents a substantial improvement over the 2009 terms with a TC of $75 and with a RC of $0.075.

The spot treatment charges TC for zinc concentrates increased during 2009 from $165 per dmt in January to $220-230 per dmt in December. During the fourth quarter 2009, the spot TC for zinc concentrates increased from $190 per dmt, flat, in the beginning of the quarter to $220-$230 per dmt, flat, at the end of the quarter. The main reason for the increase in the spot TC is the increase of the LME zinc price, the differential between the realized TC under annual contracts and the spot TC remained the same during the quarter.

Since most of the zinc smelting capacity which was closed during the first half of 2009 has been reopened during the last quarter of 2009, while most of the zinc mines which closed during the last quarter of 2008 and the first quarter of 2009 remain closed, the Company expects an improvement in the TC under annual contracts in favour of the mines for 2010.

Lead concentrate imports by China have increased by 26% in 2009 compared to 2008. The increase in demand from China had kept the spot treatment charges TC for lead concentrates below the level of the annual contract throughout 2009.

Lead concentrates are mainly produced as a by-product to zinc concentrates and because of the price induced closures of zinc mines, the Company expects the market for lead concentrates to remain tight for 2010 which in turn should lead to lower TC under the annual contracts compared to 2009.

The Company’s nickel concentrates are sold under a multi-year contract which is up for re-negotiation in mid-2010.

Liquidity and Financial Condition

Cash Reserves
Net debt as at December 31, 2009 of $49.3 million was down from net debt of $145.5 million at the end of 2008. The Company defines net debt to be available unrestricted cash less financial debt, including capital leases and other debt-related obligations.

Cash and cash equivalents decreased by $28.1 million to $141.6 million as at December 31, 2009 from $169.7 million at December 31, 2008. Net proceeds of $148.8 million from the bought deal financing in April 2009 and operating cash inflow of $137.4 million (after $68.1 million of cash outflows related to the settlement of sales for which provisional payments had been previously received), were offset by the following outlays of cash:

  $128.3 million in investment in mineral property, plant and equipment;
  $56.7 million for Tenke funding;
  $21.0 million on the disposal of Aljustrel, pursuant to terms of the sale agreement; and
  $124.6 million for repayment of the revolving credit facility.

As at December 31, 2008, the Company received a waiver from the banking syndicate to cure non-compliance with the tangible net worth covenant under its then existing $575 million revolving line of credit facility.

On July 6, 2009, the Company completed the restructuring of its credit facility by establishing a three year fully-revolving credit facility for US$225 million, the terms of which include:

  Interest at LIBOR plus 4.5% until March 2010 and from April 2010 at LIBOR plus 3.5% to 4.5% depending upon the leverage ratio at the Company; and
  Financial covenants customarily required for a revolving–term facility, including minimum tangible net work, interest coverage ratio and leverage ratio.

The Company is in compliance with all requirements under the restructured agreement. The total outstanding on the facility at December 31, 2009 is $141.6 million (excluding a letter of credit of $11.1 million). The total outstanding is matched by cash on-hand.

Working Capital
At December 31, 2009, there is working capital of $193.6 million, compared to $91.7 million at December 31, 2008 (excluding current portion of long-term debt and capital leases). The increase in working capital results reflects a substantial improvement in liquidity, from the reduction in accounts payable and accrued liabilities as a result of lower operating costs, and an increase in receivables which were very low in the prior year owing to low metal prices. The receipt of proceeds from the equity financing, as discussed above, increased cash and aided the reduction in current liabilities.

Deferred Revenues
The Company has agreements with Silver Wheaton Corp. in respect of Zinkgruvan and Neves-Corvo, to sell all future silver production at a price of $3.90/oz or the market price if it is less than $3.90/oz. The agreement for Zinkgruvan production is periodically adjusted for inflation. The up-front payments received have been deferred and are realized on the statement of operations when the actual deliveries of silver occur.

Shareholders’ Equity
Shareholders’ equity was $2.9 billion at December 31, 2009, compared to $2.6 billion at December 31, 2008. Share capital was increased by the proceeds of the equity issuance of $148.8 million. Differences that result from the translation of the Company’s Iberian and Swedish net assets into US dollars will result in increases and decreases to the Company’s translated net assets, depending on the strength of the US dollar when compared to the Euro or SEK. These variances related to translation are recorded in Other Comprehensive Income. Translation differences resulted in an increase in other comprehensive income of $52.3 million for the twelve month period ended December 31, 2009. The change related to the fair value of AFS investments added approximately $30.0 million.

Contractual Obligations and Commitments

	Payments due by period
$US thousands	< 1 year	1-3 years	4-5 years	After 5 years	Total
Long-term debt	1,255	182,320	1,464	1,156	186,195
Capital leases	1,281	2,499	913	-	4,693
Operating leases and other	2,243	3,451	639	1,620	7,953
	4,779	188,270	3,016	2,776	198,841

Off-Balance Sheet Financing Arrangements
The Company has certain protection for cost overruns relating to the development of Phase I of the Tenke copper/cobalt project. Costs above a certain level were funded by Freeport (see page 20 of this MD&A for details.) During the fourth quarter of 2008, capital expenditures on Phase I reached a certain threshold, beyond which the Company was not required to provide cash funding. Freeport contributed the Company’s proportionate share of project funding required by advancing amounts to the project on the Company’s behalf. The funding is non-recourse to the Company and will be repaid from the operating cash flows of the project with first priority to other shareholder advances and dividends.

Sensitivities
Net income and income per share (EPS) are affected by certain external factors including fluctuations in metal prices and changes in exchange rates between the Euro, the Swedish Krona and the US dollar.

The following table illustrates the sensitivity of the Company’s risk on final settlement of its provisionally priced trade receivables:

	Price on December 31, 2009 ($US/tonne)	Change	Effect on pre-tax earnings ($millions)
Copper	7,346	+10%	16.1
Zinc	2,570	+10%	4.5
Lead	2,395	+10%	2.9
Nickel	18,480	+10%	6.6

Outstanding receivables (provisionally valued) as of December 31, 2009

		Valued at	Valued at
Metal	Tonnes payable	$ price per lb	$ price per tonne
Copper	21,963	3.34	7,362
Zinc	17,642	1.06	2,333
Lead	11,961	1.06	2,338
Nickel	3,584	8.39	18,501

Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")
The Canadian Accounting Standard Boards (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian GAAP (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant financial statements on a comparative basis, as well as reconciliations for that quarter and as at the January 1, 2010 transition date. Although IFRS uses a conceptual framework similar to GAAP, there are significant differences in recognition, measurement and disclosure.

The Company’s conversion plan has three phases which are design and planning, assess and quantify and implementation.

During the design and planning phase, the Company established a core team which has developed a detailed change-over conversion plan which marks key milestones and deliverables which will enable the Company to track its progress in order to complete the transition to IFRS. A steering committee has also been put in place to oversee the progress of the IFRS project. In 2008, the Company also undertook an IFRS diagnostic study with a view to assessing the impact of the transition to IFRS. This diagnostic study revealed that there were a number of key accounting areas where IFRS differs from current GAAP and also identified alternatives in those and other key accounting areas. The IFRS diagnostic study also identified key system and business process areas that needed to be addressed as part of the ongoing conversion project.

During 2009, the Company made the following progress on the key elements of its changeover plan:

ACCOUNTING POLICIES

The Company is in the process of completing its detailed review and assessment of IFRS standards, and has preliminarily identified those standards which it believes will have the most material impact on the Company as follows:

Mineral properties, plant and equipment
The Company has recognized impairment losses for mineral properties and plant and equipment in previous years. On conversion, the impairment tests performed under Canadian GAAP will have to be reassessed. In accordance with Canadian GAAP, impairment testing is a two step process. The first step, using undiscounted cash flows is undertaken to determine if impairment exists. If an impairment is identified, then the second step is undertaken whereby a discounted cash flow analysis is used to determine the impairment to be recorded. Under IAS 36, impairment tests are undertaken using discounted cash flows only. The Company is assessing whether this difference will result in adjustments on conversion.

Under IFRS, reverse impairment indicators must be reviewed periodically. To the extent that reverse impairment indicators exist, previously recognized impairments may be reversed. Applying IFRS 1 elections for fair value as deemed cost to certain long-lived assets will limit the requirement to reverse impairments. The Company is still assessing the application of this election.

Componentization is the process in which significant components of individual assets which have different lives are amortized accordingly. The Company is in process of completing its review of componentization.

Foreign Currency
An IFRS 1 election is available which resets cumulative foreign currency translation adjustments to zero on the date of transition. The Company expects to apply this IFRS 1 election.

Asset Retirement Obligations
Under IFRS the ARO must include legal or constructive obligations which may result in an expanded scope. The discount rate applied to the ARO is a current rate updated at each balance sheet date.

The Company expects to apply the IFRS 1 election available for the related ARO asset which provides relief in retroactively reassessing any potential depreciation impacts as a result of conversion adjustments to the ARO. The Company is in the process of completing its assessment on the IFRS conversion adjustments for ARO.

Business Combinations
Certain differences have been identified between IFRS and Canadian GAAP in accounting for business combinations. Under IFRS restructuring costs and other transactions costs are expensed on acquisition. Additionally, on asset acquisitions future tax liabilities recognized for temporary tax differences are not recognized.

An IFRS 1 election is available to apply IFRS 3R to business combinations after the date of transition. On a preliminary basis, the Company expects to apply this election to all business combinations completed prior to the date transition.

IFRS EXPERTISE

The project team has received in-depth training and has provided training for field staff. IFRS training is also being scheduled for the members of the Company’s Audit Committee and other Board members to supplement self learning material already provided.

An external advisor has been engaged to assist in the IFRS conversion project.

The transition plan to IFRS has been communicated throughout the Company, including to the various international sites.

The Company continues to monitor standards development as issued by the International Accounting Standards Board and the Canadian Institute of Chartered Accountants Accounting Standards Board, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS.

The Company will continue to assess resource and training requirements as the project progresses

COMPUTER SYSTEMS

Requirements have been assessed and the implementation of necessary changes has been substantially completed.

INTERNAL CONTROLS

The Company’s preliminary assessment is that it does not expect significant changes to disclosure controls and procedures and internal controls over financial reporting.

A Steering Committee has also been established to oversee the progress of the IFRS project.

The overall responsibility for the implementation and success of the Company’s change-over conversion plan rests with the Company’s senior financial management who report to and are overseen by the Company’s Audit Committee.

During 2010, the Company will complete the next phase of its conversion plan, whereby the Company will continue to perform detailed assessments and technical analysis that will result in the conclusion of IFRS transitional adjustments, aid decisions on accounting policy choices and assist in the drafting of accounting policies. The implementation phase is expected to be completed during the second half of 2010.

New Accounting Standards

Effective January 1, 2009, the Company has adopted the following CICA accounting standards:

Section 3064 – Goodwill and Intangible Assets

This new standard replaces the former CICA Section 3062 – Goodwill and Other Intangible Assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Adoption of this standard did not have any material effect on the financial statements.

Section 3855 – Financial Instruments

Assessment of embedded derivatives upon reclassification
The CICA amended Section 3855 to clarify that, upon reclassification of a financial instrument out of the held-for-trading category, an assessment of whether an embedded derivative is require to be bifurcated must be completed. In addition, the amendment prohibits the reclassification of a financial instrument out of held-for-trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassification occurring after July 1, 2009. Adoption of this standard did not have any material effect on the financial statements.

Financial asset measurement categories and impairment
In August 2009, the CICA issued amendments to Section 3855. The amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and the Company does not have the intent to sell the security immediately or in the near term. As a result, debt securities classified as loans will be assessed for impairment using the incurred credit loss model of Section 3025 to reduce the carrying value of a loan to its estimated realizable amount. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the amendments. Debt securities that are classified as AFS continue to be written down to their fair-value when the impairment is considered to be other-than-temporary. However, the impairment loss can be reversed if the fair value substantially increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. Adoption of this standard did not have any material effect on the financial statements.

Section 3862 – Financial Instruments Disclosures

The CICA amended Section 3862 to enhance fair value and liquidity disclosures. The standard now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels. Each level is based on the transparency of inputs to the valuation of the financial asset or liability as of the measurement date. Adoption of this standard did not have any material effect on the consolidated financial statements.

EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued an Emerging Issues Committee Abstract (“EIC”) on Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, EIC-173. This EIC discusses how an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this standard did not have any material effect on the financial statements.

EIC-174 – Mining Exploration Costs

In March 2009, the CICA issued EIC-174 on Mining Exploration Costs. This EIC provides guidance on the accounting and the impairment review of mining exploration costs. Adoption of this standard did not have any material effect on the financial statements.

Critical Accounting Estimates
The application of certain accounting policies requires the Company to make estimates based on assumptions that may be undertaken at the time the accounting estimate is made. The Company has determined that the following accounting estimates are critical and could have a material effect on the financial statements of the Company if there is a change in an estimate.

Depreciation, Depletion and Amortization of Mineral Properties, Plant and Equipment
Mineral properties, plant and equipment comprise a large component of the Company’s assets and as such, the depreciation, depletion and amortization of these assets have a significant effect on the Company’s financial statements. Upon commencement of commercial production, the Company amortizes the mineral property and mining equipment and other assets over the life of the mine based on the depletion of the mine’s proven and probable reserves. In the case of mining equipment or other assets, if the useful life of the asset is shorter than the life of the mine, asset is amortized over its expected useful life.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production.

A change in the original estimate of reserves would result in a change in the rate of depreciation and amortization of the related mining assets and could result in an impairment of the mining assets.

The effect of a change in the estimates of reserves would have a relatively greater effect on the amortization of the current mining operations at Aguablanca because of the short mine life of this operation. A short mine life results in a high rate of amortization and depreciation, and mining assets may exist at these sites that have a useful life in excess of the revised life of the related mine. The Neves-Corvo mine in Portugal and the Zinkgruvan mine in Sweden, which have longer mine lives, would be less affected by a change in the reserve estimate.

Valuation of Mineral Properties and Exploration and Development Properties
The Company carries its mineral properties at cost less a provision for impairment. The Company expenses exploration costs, which are related to specific projects, until the commercial feasibility of the project is determinable. The costs of each property and related capitalized development expenditures are amortized over the economic life of the property on a units-of-production basis. Costs are charged for operations when a property is abandoned or when impairment in value that is other than temporary has been determined. General exploration costs are charged to operations as incurred.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of the mine’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When a number of properties are acquired in a portfolio, the Company must make a determination of the fair value attributable to each of the properties within the total portfolio. When the Company conducts further exploration on acquired properties, it may determine that certain of the properties do not support the fair values applied at the time of acquisition. If such a determination is made, the property is written down, and could have a material effect on the balance sheet and statement of operations.

Goodwill
The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired is goodwill. Goodwill is allocated to the reporting units acquired based on management’s estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Estimates of fair value may be impacted by changes in base metal prices, currency exchange rates, discount rates, level of capital expenditures, interest rate, operating costs and other factors that may be different from those used in determining fair value. Changes in estimates could have a material impact on the carrying value of the goodwill.

For reporting units that have recorded goodwill, the estimated fair value of the unit is compared to its carrying value at least once each year, or when circumstances indicate that the value may have become impaired. If the carrying value exceeds the estimated or implied fair value of goodwill, which is equal to management’s estimate of potential value within the reporting unit, any excess of the carrying amount of goodwill over the estimated or implied goodwill is deducted from the carrying value of goodwill and charged to the current period earnings.

Income Taxes
Future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”), and losses carried forward.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” to benefit from these prior losses and other future tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses. In the event that it is determined that certain of the losses are not likely to be utilized, a valuation reserve would have to be recorded against the recognized future tax assets through a charge to income. Conversely, where amounts that are considered not likely to be utilized to reduce future tax payable are determined to be likely to be utilized in the future, the valuation allowances against these losses would be removed by recording a future income tax recovery in the statement of operations.

As at December 31, 2009, the Company has estimated non-capital loss carry-forwards of approximately $392.9 million, which can be applied to reduce future income taxes payable. Non-capital losses in Spain and Canada will expire between 2010 and 2029. In Sweden and Ireland, non-capital losses do not have an expiry. The Company may not be able to benefit from a portion of these loss carry-forwards and is uncertain whether they will be utilized in the future. As such, a valuation allowance has been applied against $290.6 million of the loss carry-forwards.

Stock-Based Compensation
The Company grants stock options to employees of the Company under its incentive stock option plan. The fair value of stock options is estimated using the Black-Scholes option pricing model and are expensed over their vesting periods. In estimating fair value, management is required to make certain assumptions and estimates regarding such items as the life of options and forfeiture rates. Changes in the assumptions used to estimate fair value could result in materially different results.

Mine Closure Provisions
The Company has obligations for site restoration and decommissioning related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.

As the estimate of obligations is based on future expectations, a number of assumptions and judgments are made by management in the determination of closure provisions. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out.

The Company’s policy for recording mine closure provisions is to establish provisions for future mine closure costs at the commencement of mining operations based on the present value of the future cash flows required to satisfy the obligations. The amount of the present value of the provision is added to the cost of the related mining assets and depreciated over the life of the mine. The provision is accreted to its future value over the life of mine through a charge to operating costs.

Managing Risks Risks and Uncertainties

Metal Prices
Metal prices, primarily zinc, copper and lead are key performance drivers and fluctuations in the prices of these commodities can have a dramatic effect on the results of operations. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The prices of metals are influenced by supply and demand, exchange rates, inflation rates, changes in global economies, and political, social and other factors. The supply of metals consists of a combination of new mine production and existing stocks held by governments, producers and consumers.

If the market prices for metals fall below the Company’s full production costs and remain at such levels for any sustained period of time, the Company may, depending on hedging practices, experience losses and may determine to discontinue mining operations or development of a project at one or more of its properties. If the prices drop significantly, the economic prospects of the mines and projects in which the Company has an interest could be significantly reduced or rendered uneconomic. Low metal prices will affect the Company’s liquidity, and if they persist for an extended period of time, the Company may have to look for other sources of cash flow to maintain liquidity until metal prices recover.

Credit Risk
The Company is exposed to various counterparty risks. The Company is subject to credit risk through its trade receivables. The Company manages this risk through evaluation and monitoring process such as using the services of credit agencies. The Company transacts with credit worthy customers to minimize credit risk and if necessary, employ provisional payment arrangements and the use of letters of credit, where appropriate, but cannot always be assured of the solvency of its customers and at times will sell to parties whose credit worthiness is not determinable. Credit risk relating to derivative contracts arises from the possibility that a counterparty to an instrument with which the Company has an unrealized gain fails to settle the contracts.

Foreign Exchange Risk
The Company’s revenue from operations is received in United States dollars while most of its operating expenses will be incurred in Euro and SEK. Accordingly, foreign currency fluctuations may adversely affect the Company’s financial position and operating results. The Company does not currently engage in foreign currency hedging activities for regularly occurring operational transactions.

Derivative Instruments
The Company may, from time to time, manage exposure to fluctuations in metal prices and foreign exchange rates by entering into derivative instruments approved by the Company’s Board of Directors. The Company does not hold or issue derivative instruments for speculation or trading purposes. These derivative instruments are marked-to-market at the end of each period and may not necessarily be indicative of the amounts the Company might pay or receive as the contracts are settled.

Reclamation Funds and Mine Closure Costs
As at December 31, 2009, the Company had $60.3 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company’s various mine sites. The Company will continue to contribute annually to these funds as required, based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

The Company ceased production at its Galmoy mine during the first half of 2009 but resumed limited mining of ore in late 2009 for treatment at an adjacent mine. Current mining activity does not have a significant effect on closure activities which continue to be carried out.

Rehabilitation programs will be completed at the Storliden mine during 2010 following production shutdown in 2008 and the site will be subject to ongoing monitoring for several years following the completion of closure activities. The Company also has ongoing long-term monitoring programs in place associated with legacy mining operations previously carried on in Honduras and Spain under the ownership of a subsidiary of Rio Narcea Gold Mines Ltd., which was acquired by the Company in 2007.

Closing a mine can have significant impact on local communities and site remediation activities may not be supported by local stakeholders. The Company endeavors to mitigate this risk by reviewing and updating closure plans regularly with external stakeholders over the life of the mine and considering where post-mining land use for mining affected areas has potential benefits to the communities.

In addition to the immediate closure activities, including ground stabilization, infrastructure demolition and removal, top soil replacement, re-grading and re-vegetation, closed mining operations require long-term surveillance and monitoring.

Site closure plans have been developed and amounts accrued in the Company’s financial statements to provide for mine closure obligations. Future remediation costs for inactive mines are estimated at the end of each period, including ongoing care, maintenance and monitoring costs. Changes in estimates at inactive mines are reflected in earnings in the period an estimate is revised. Actual costs realized in satisfaction of mine closure obligations may vary materially from management’s estimates.

Competition
There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company competes with other mining companies, many of which have greater financial resources than the Company, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Foreign Countries and Regulatory Requirements
The Company’s operations in Portugal, Sweden, Ireland and Spain are subject to various laws and environmental regulations. The implementation of new or the modification of existing laws and regulations affecting the mining and metals industry could have a material adverse impact on the Company.

The Company has a significant investment in mining operations located in the DRC. The carrying value of this investment and the Company’s ability to advance development plans may be adversely affected by political instability and legal and economic uncertainty. The risks by which the Company’s interest in the DRC may be adversely affected include: political unrest; labour disputes; invalidation of governmental orders, permits, agreements or property rights; risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes; military repression; war; civil disturbances; criminal and terrorist actions; arbitrary changes in laws, regulations, policies, taxation, price controls and exchange controls; delays in obtaining or the inability to obtain necessary permits; opposition to mining from environmental or other non-governmental organizations; limitations on foreign ownership; limitations on the repatriation of earnings; limitations on mineral exports; and high rates of inflation and increased financing costs. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation. Africa’s status as a developing continent may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects.

There can be no assurance that industries which are deemed of national or strategic importance in countries in which the Company has operations or assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policy that alter laws regulating the mining industry could have a material adverse effect on the Company. There can be no assurance that the Company’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company’s operations.

Mining and Processing
The Company’s business operations are subject to risks and hazards inherent in the mining industry, including, but not limited to, unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the lack of availability of materials and equipment, the occurrence of accidents, labour force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

The Company’s processing facilities are dependent upon continuous mine feed to remain in operation. Insofar as the Company’s mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, labour force disruptions or other causes, may have an immediate adverse effect on results of operations of the Company.

The Company periodically reviews mining schedules, production levels and asset lives in its life of mine (“LOM”) planning for all of its operating and development properties. Significant changes in the LOM Plans can occur as a result of experience obtained in the course of carrying out mining activities, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Company reviews its accounting estimates and in the event of an impairment, may be required to write-down the carrying value of a mine or mines. This complex process continues for the economic life of every mine in which the Company has an interest.

Mine Development Risks
The Company’s ability to maintain, or increase, its annual production of zinc, silver, copper, nickel and other metals will be dependent in significant part on its ability to bring new mines into production and to expand existing mines. Although the Company utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), precious and base metals price assumptions, the configuration of the orebody, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labour, productivity, royalty or other ownership requirements and other factors. Some of the Company’s development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and other governmental approvals and receipt of adequate financing. Although the Company’s feasibility studies are generally completed with the Company’s knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects.

Environmental and Other Regulatory Requirements
All phases of mining and exploration operations are subject to government regulation including regulations pertaining to environmental protection. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future charges in environmental regulation will not adversely affect the Company’s operations. As well, environmental hazards may exist on a property in which the Company holds an interest, which were caused by previous or existing owners or operators of the properties and of which the Company is not aware at present. Operations at the Company’s mines are subject to strict environmental and other regulatory requirements, including requirements relating to the production, handling and disposal of hazardous materials, pollution controls, health and safety and the protection of wildlife. The Company may be required to incur substantial capital expenditures in order to comply with these requirements. Any failure to comply with the requirements could result in substantial fines, delays in production, or the withdrawal of the Company’s mining licenses.

 Government approvals and permits are required to be maintained in connection with the Company’s mining and exploration activities. Although the Company currently has all the required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to the Company’s operations, including any proposed capital improvement programs. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the Company resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Mineral Resource and Reserve Estimates
The Company’s reported Mineral Resources and Mineral Reserves are only estimates. No assurance can be given that the estimated Mineral Resources and Mineral Reserves will be recovered or that they will be recovered at the rates estimated. Mineral Resource and Mineral Reserve estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral Resource and Mineral Reserve estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Resources and Mineral Reserves uneconomic and may ultimately result in a restatement of estimated resources and/or reserves. Moreover, short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades or types, may adversely affect the Company’s profitability in any particular accounting period.

Estimation of Asset Carrying Values
The Company annually undertakes a detailed review of the LOM Plans for its operating properties and an evaluation of the Company’s portfolio of development projects, exploration projects and other assets. The recoverability of the Company’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, metal prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed prices, the Company may be required to take additional material write-downs of its operating and development properties.

Funding Requirements and Economic Volatility
The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available to the Company or its direct and indirect subsidiaries on acceptable terms, or at all, for further exploration or development of its properties or to fulfill its obligations under any applicable agreements. Failure to obtain such additional funding could result in the delay or indefinite postponement of the exploration and development of the Company’s properties.

Lundin is a multinational company and relies on financial institutions worldwide to fund its corporate and project needs. Instability of large financial institutions may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

The Company’s access to funds under the Revolving Credit Facility is dependent on the ability of the financial institutions that are parties to the Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding requirements if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under the Revolving Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others. Such disruptions could require the Company to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for the Company’s business needs can be arranged.

Uninsurable Risks
Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences, as well as political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company does not maintain insurance against political risks.

No Assurance of Titles or Boundaries
Although the Company has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all of the mineral claims comprising its properties, this should not be construed as a guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title may be affected by undetected encumbrances or defects or governmental actions. The Company has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged.

Partner in the Tenke Fungurume Project
The Company’s partner in the Tenke Fungurume copper/cobalt project is Freeport-McMoRan Copper & Gold Inc. There may be risks associated with this partner, including its financial condition, of which the Company is not aware. There is a risk for non-payment by partners of their share of project expenditures, which would adversely affect the Company’s financial position and financial results.

Tax
The Company runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to changes. By this reason, future negative effects on the result of the Company due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other countries may be subject to withholding taxes. The Company has no control over the withholding tax rates in the countries where the operations are carried out.

Employee Relations
A prolonged labour disruption at any of the Company’s mining operations could have a material adverse effect on the Company’s ability to achieve its objectives with respect to such properties and its operations as a whole.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supplies are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage or government or other interference in the maintenance or provision of such infrastructure could adversely affect the activities and profitability of the Company.

During recent years, the water supply has been the object of political debate between the region in which Aguablanca operates and the neighbouring region. The Company is continuing to advance its application with central and regional authorities to obtain all of the water licences required to satisfy all of its supply requirements.

Key Personnel
The Company is depending on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company. The Company does not have key person insurance on these individuals.

Share Price Volatility
In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company’s securities.

Outstanding Share Data

As at February 22, 2010, the Company had 579,678,242 common shares issued and outstanding and 9,143,925 stock options and 171,360 stock appreciation rights outstanding under its stock-based incentive plans.

Non-GAAP Performance Measures

The Company uses certain performance measures in its analysis. These performance measures have no meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following are Non-GAAP measures that the Company uses as key performance indicators.

  Operating earnings

  “Operating earnings” is a performance measure used by the Company to assess the contribution by mining operations to the Company’s net income or loss. Operating earnings is defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. The operating earnings are shown on the statement of operations as “Income before undernoted”.

  Cash cost per pound

  Zinc, copper and nickel cash costs per pound are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations.

  Lundin provides cash cost information as it is a key performance indicator required by users of the Company’s financial information in order to assess the Company’s profit potential and performance relative to its peers. The cash cost figure represents the total of all cash costs directly attributable to the related mining operations after the deduction of credits in respect of by product sales and royalties. Cash cost is not a GAAP measure and, although it is calculated according to accepted industry practice, the Company’s disclosed cash costs may not be directly comparable to other base metal producers. By-product credits, are an important factor in determining the cash costs. The cost per pound experienced by the Company will be positively affected by rising prices for by-products and adversely affected when prices for these metals are falling.

Cash costs can be reconciled to the Company’s operating costs as follows:

Reconciliation of unit cash costs of payable copper, zinc and nickel metal sold to the consolidated statements of operations

	Year ended December 31, 2009				Year ended December 31, 2008
	Total	Pounds	Cost	Cash	Total	Pounds	Cost	Cash
	Tonnes	(000s)	$/lb	Operating	Tonnes	(000s)	$/lb	Operating
	Sold			Costs	Sold			Costs
				(000s)				(000s)
Operation
Neves-Corvo (cu)	82,747	182,426	1.14	207,966	86,748	191,245	1.07	204,632
Zinkgruvan (zn)	63,146	139,213	0.26	36,195	55,985	123,425	0.30	37,028
Aguablanca (ni)	7,582	16,715	4.40	73,546	7,210	15,895	5.50	87,422
Galmoy (zn)	24,660	54,366	0.48	26,096	46,468	102,443	0.70	71,710
				343,803				400,792
Add: Byproduct credits				119,866				163,954
Treatment costs				(135,647)				(142,994)
Royalties and other				12,299				14,881
Total Operating Costs				340,321				436,633

	Three months ended December 31, 2009				Three months ended December 31, 2008

	Total	Pounds	Cost $/lb	Cash	Total	Pounds	Cost	Cash
	Tonnes	(000s)		Operating	Tonnes	(000s)	$/lb	Operating
	Sold			Costs	Sold			Costs
				(000s)				(000s)
Operation
Neves-Corvo (cu)	23,126	50,984	1.22	62,200	23,104	50,935	1.05	53,482
Zinkgruvan (zn)	17,187	37,891	0.23	8,715	11,399	25,130	0.40	10,052
Aguablanca (ni)	2,155	4,751	4.31	20,477	1,935	4,266	5.07	21,629
Galmoy (zn)	-	-	-	-	12,860	28,351	0.69	19,562
				91,392				104,725
Add: Byproduct credits				38,498				14,524
Treatment costs				(37,893)				(23,966)
Royalties and other				6,810				(10,479)
Total Operating Costs				98,807				84,804

Management’s Report on Internal Controls

Disclosure controls and procedures
Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated on a timely basis. Management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded that they were effective as at December 31, 2009.

Internal control over financial reporting
The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). However, due to inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) framework in to assess the effectiveness of the Company’s internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting and concluded that it was effective as at December 31, 2009.

Changes in internal control over financial reporting
There have been no changes in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Other Information
Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) which is filed with the Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), respectively. A copy of the Company’s AIF can be obtained from the Canadian Securities Administrators' website at www.sedar.com or from the SEC website at www.sec.gov.